Nasdaq Regulation

Arnold Golub
Vice President
Deputy General Counsel

August 10, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 10, 2021 The Nasdaq Stock Market (the "Exchange") received from Pono Capital Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common Stock, par value $0.000001, and three-quarter of one Warrant

Shares of Class A Common Stock

Redeemable warrants, each whole
warrant exercisable for one share of Class A Common Stock for $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,